SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of

May 2024

Commission File Number 001-36258

Veren Inc.

(Name of Registrant)

Suite 2000, 585-8th Avenue S.W.

Calgary, Alberta, T2P 1G1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐          Form 40-F  ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K:

Exhibit No.	Description
3.1	Certificate of Amendment, dated May 10, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Veren Inc.
(Registrant)

By:	/s/ Ken Lamont
Name:	Ken Lamont
Title:	Chief Financial Officer

Date: May 22, 2024

EXHIBITS

Exhibit	Exhibit Description
3.1	Certificate of Amendment, dated May 10, 2024.

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